June 2, 2009

Mail Stop 3561

Mr. John Reynolds

Assistant Director	Filed via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Almost Family, Inc.

Form 10-K for fiscal year ended December 31, 2008

Filed March 6, 2009

File No. 001-09848

Dear Mr. Reynolds:

Almost Family, Inc. appreciates the opportunity to respond to the comment provided by the Commission staff contained in your correspondence dated May 19, 2009 for the corporation and filing listed above.

Exhibits, page 67

SEC Comment #1:

•

Please file the omitted schedules from Exhibit 10.17 or advise us why they are not material. We note that you may be able to file the omitted schedules under a confidential treatment request under Rule 24b-4 of the Exchange Act of 1934.

Management’s Response to Comment #1:

In response to your Comment #1, we will re-file the credit agreement (previously filed as the Form 10-K Exhibit 10.17) as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009. As re-filed, the credit agreement will include all schedules.

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In responding to this comment, the Company hereby acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Mr. John Reynolds

June 2, 2009

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please contact me at (502) 891-1042 or our legal counsel, James A. Giesel, at (502) 568-0307, if you have any questions.

Sincerely,

/s/ C. Steven Guenthner

C. Steven Guenthner

Senior Vice President and

Chief Financial Officer

Copy to:	Mr. Edwin Kim
Mr. James A. Giesel